United States securities and exchange commission logo





                               November 3, 2021

       Blythe Masters
       Chief Executive Officer
       Motive Capital Corp
       7 World Trade Center
       250 Greenwich Street, FL 47
       New York, NY 10007

                                                        Re: Motive Capital Corp
                                                            Registration
Statement on Form S-4
                                                            Filed October 7,
2021
                                                            File No. 333-260104

       Dear Mr. Masters:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Cover Page

   1. Please revise the cover page and the question and answer section to disclose the cash value of the securities
that (i) the public shareholders, (ii) the public warrantholders, (iii)
                                                        the Sponsor and (iv)
the holders of Forge capital stock will receive in connection with the
                                                        Domestication and
Business Combination. Also, disclose here the cost per share in the
                                                        PIPE Investment and the
aggregate cost of the PIPE Investment as well as the cost per
                                                        Forward Purchase Unit
and the aggregate cost of the Forward Purchase Units. In addition, please disclose here
the voting power of (i) the public shareholders, (ii) the Sponsor, (iii)
                                                        the holders of Forge
capital stock, (iv) the PIPE Investors and (v) the A&R FPA Investors following the Business
Combination.
 Blythe Masters
FirstName LastNameBlythe  Masters
Motive Capital Corp
Comapany 3,
November  NameMotive
             2021      Capital Corp
November
Page 2    3, 2021 Page 2
FirstName LastName
2. We note that in connection with (or concurrent with) the business combination, the proxy statement/prospectus references several potential distributions and trading activities. As such, please provide us with your detailed analysis of how you intend to structure/conduct such transactions and purchases so as to comply with the trading prohibitions of Rules 101 and 102 of Regulation M under the Exchange Act.
Questions and Answers
Questions and Answer about the Merger, page 3

3. Please add a question and answer or expand your disclosure on page 17 to include disclosure regarding the ownership of the public shareholders, the PIPE Investors, the
         A&R FPA Investors, the Sponsor and its affiliates and the Forge equity holders of the combined company after the merger that shows a range of redemption scenarios, including a maximum, minimum and interim redemption scenario. In this regard, we note your disclosure on page 17 shows the ownership for the minimum and maximum redemption scenarios. In addition, please disclose the Sponsor's total potential ownership interest in the combined company assuming exercise and conversion of all securities as well as the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid, and disclose the A&R FPA Investors total potential ownership interest in the combined company assuming exercise and conversion of all securities.
4. Please add a question and answer that shows the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
5. Please add a question and answer that quantifies the value of warrants based on recent trading prices that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
6. Please add a question and answer that addresses the material risks to public warrant holders, including those arising from differences between private and public warrants.
         Clarify in this section whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants, and clearly explain the steps if any, the combined company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
7. Please add a question and answer that addresses the consideration that Forge Global, Inc.
         equity holders will receive for vested and unvested shares of issued and outstanding common and preferred stock, for vested and unvested Forge Stock Options and for vested and unvested Forge Warrants.
8. Please add a question and answer that identifies the Minimum Cash Condition and the maximum percentage of public shares that may be redeemed such that the remaining funds held in the trust account are sufficient to satisfy the Minimum Available Cash
 Blythe Masters
FirstName LastNameBlythe  Masters
Motive Capital Corp
Comapany 3,
November  NameMotive
             2021      Capital Corp
November
Page 3    3, 2021 Page 3
FirstName LastName
         Condition.
9. Please and a question and answer that discloses the deferred underwriting fees payable to
         UBS Investment Bank and J.P. Morgan Securities LLC that are contingent upon the the
         Business Combination as well as the fees to the Placement Agents for the PIPE
         Investment that are contingent upon the Business Combination. In addition, please add a risk factor that addresses the material risks to unaffiliated investors of taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omission in a registration statement.
Who will manage New Forge, page 4

10. Please expand this question and answer to disclose all of the directors and officers that will manage New Forge.
Do any of Motive's directors or officers have interests that may conflict with the interests of
Motive's shareholders, page 5

11. Please expand your disclosure here both to quantify the aggregate dollar amount and to describe the nature of what the Sponsor, the directors and the officers have at risk that depends upon completion of a business combination, including the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which they are waiting for reimbursement. In addition, address the fiduciary or contractual obligations to other entities. In this regard, we note that you identify the other entities to which the
         Motive officers and directors have fiduciary duties or contractual obligations on page
         234. In addition, please highlight the risk that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate. Also, clarify whether the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
12. We note that Motive's amended and restated articles of association waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
Will I experience dilution as a result of the Business Combination, page 5

13. Please expand this question and answer to disclose all possible sources and the extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination and the impact of each significant source of dilution, including the amount of equity held by the Sponsors, officers and directors, and all convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions. Also, disclose the effective underwriting fee on a percentage basis for
 Blythe Masters
FirstName LastNameBlythe  Masters
Motive Capital Corp
Comapany 3,
November  NameMotive
             2021      Capital Corp
November
Page 4    3, 2021 Page 4
FirstName LastName
         shares at each redemption level presented in your sensitivity analysis.
Summary of the Proxy Statement/Prospectus
The Proposals to be Submitted at the Extraordinary Meeting, page 13

14. Please disclose here or in the Questions and Answers section a summary of each of the separately presented proposals that comprise the Non-Binding Organizational Documents
         Proposals.
Motive's Board of Directors' Reasons for the Approval of the Business Combination, page 14

15. Please balance the disclosure in the fourth bullet point on page 15 by disclosing in the
         Summary of the Proxy Statement/Prospectus section Forge's net losses for the most recently completed fiscal year and the six months ended June 30, 2021.
16. We note that one of the positive factors the board of directors considered was Forge's potential for growth including engaging in acquisitions. Please clarify whether Forge currently has any understandings, agreements or plans related to specific targets.
Opinion of the Financial Advisor to Motive's Board of Directors, page 16

17. We note that Houlihan Lokey provided a fairness opinion. Please revise to provide a clear explanation as to the reason why the fairness opinion was obtained and please state that the fairness opinion addresses fairness to all shareholders as a group as opposed to only those shareholders unaffiliated with the sponsor or its affiliates.
Other Agreements, page 17

18. Please expand this section to include summaries of the material terms of each agreement.
Organizational Structure, page 18

19. Please revise to show VIEs in China, if any. In addition, please revise the diagram on page 19 to show the ownership of the A&R FPA Investors. Also, please disclose the number of Public Warrants, Private Warrants, Forward Purchase Warrants held by the
         Public Shareholders, the Sponsor, affiliates and Motive's Officers and Directors, the PIPE
         Investors and the A&R FPA Investors as well as the the number of convertible securities held by the Forge Holders in the footnotes to the diagram on page 19. Regulatory Matters, page 19

20. Your disclosure on page 19 that "[o]n October 1, 2021, Forge and Motive filed the required forms under the HSR Act with respect to the Business Combination with the . . .
         FTC and the . . . Antitrust Division" appears to conflict with your disclosure on page 119 that "[o]n March 25, 2021, Forge and Motive filed the required forms under the HSR Act with respect to the Business Combination with the Antitrust Division and the FTC."
         Please revise for clarity and consistency.
 Blythe Masters
FirstName LastNameBlythe  Masters
Motive Capital Corp
Comapany 3,
November  NameMotive
             2021      Capital Corp
November
Page 5    3, 2021 Page 5
FirstName LastName
Risk Factors
Risks Related to the Operation of our Business
Our customers may encounter difficulties with investing through our platform..., page 37

21. We note that you reference using insurance coverage to cover the replacement cost of securities in the event that a transaction fails to settle, that you mention that commissions may be waived in a failed settlement situation in the next risk factor on this page, and that you reference a clearing service performance obligation on page F-49. Please tell us what consideration you have given to a potential obligation to register as a clearing agency, based on these disclosures.
We have been or are involved in, and may in the future become involved in, disputes or litigation, page 37

22. We note your disclosure that Forge has been and is involved in disputes and litigation matters between customers with respect to transactions on its platform. If material, please revise to include a brief description and quantitative information regarding such disputes and litigation matters.
We have expanded and may continue to expand into international markets, page 45

23. We note your disclosure on page 45 that Forge operates and serves investors in foreign jurisdictions. Please identify these jurisdictions here and in Information About Forge section of your registration statement.
Risks Relating to the Domestication
The Domestication may result in adverse tax consequences for holders of Motive Ordinary
Shares..., page 64

24. Please expand your disclosure in this section to more fully describe the tax consequences of the transaction and the related risks.
Unaudited Pro Forma Condensed Combined Financial Information
Note 3 - Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 76

25. We note adjustment (N) to your unaudited pro forma condensed combined balance sheet reflects a change in classification of Forge preferred stock warrants from liability to equity. Please tell us how you determined these warrants to purchase shares of domestication common stock should be classified as equity. Specifically, explain the change in terms and the impact on the accounting determination. Please provide any accounting guidance considered in your accounting determination.
Note 5 - Net Income (Loss) per Share, page 78

26. Please tell us and revise to explain the reason(s) for the pro forma adjustment related to interest expense on convertible notes for the twelve months ended December 31, 2020 as
 Blythe Masters
FirstName LastNameBlythe  Masters
Motive Capital Corp
Comapany 3,
November  NameMotive
             2021      Capital Corp
November
Page 6    3, 2021 Page 6
FirstName LastName
         noted on page 80. Additionally, please tell us how this adjustment is related to adjustment
         (bb) in your pro forma condensed combined statement of operations for the year ended
         December 31, 2020.
Structure of the Merger, page 92

27. Please revise your merger-related disclosure throughout your filing to more clearly state that Motive legally acquired Forge.
Proposal No. 1 - The Business Combination Proposal
Other Agreements
Forge Shareholder Support Agreement, page 104

28. Please disclose here, if true, that the Forge Shareholders have already approved the
         Merger and the transactions contemplated by the Merger Agreement. In this regard, we note your disclosure on page 6. In addition, please identify the RRA Holders as well as the aggregate number of shares of Domestication Common Stock that the RRA Holders may offer pursuant to the A&R Registration Rights Agreement.
Certain Projected Financial Information, page 107

29. We note that the projections were based on numerous variables and assumptions, but that you appear to have only listed two estimates and assumptions. Please revise to provide, and quantify where applicable, each of the variables and assumptions used for the projections.
Proposals No. 3A Through 3F - The Non-Binding Organizational Documents Proposals, page
123

30. Your disclosure on pages 124, 129,130 and 242 that the Proposed Charter provides that the federal district courts of the United States will be the exclusive forum for the resolutions of any complaint asserting a cause of action under the Securities Act appears to be inconsistent with your disclosure on page 66 that the Proposed Charter's exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the
         Securities Act or the Exchange Act. In addition, the Proposed Charter in Annex B does not appear to include an exclusive forum provision. Please revise for clarity and consistency. Also, if the provision does apply to Securities Act claims, please revise your disclosure to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If the provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the
         Securities Act or the Exchange Act. In this regard, we note that the Proposed Charter in
         Annex B does not include an exclusive forum provision and that Section 8 of Article VI of the Proposed Bylaws identifies the federal district courts of the United States as the sole
 Blythe Masters
FirstName LastNameBlythe  Masters
Motive Capital Corp
Comapany 3,
November  NameMotive
             2021      Capital Corp
November
Page 7    3, 2021 Page 7
FirstName LastName
         and exclusive forum for any complaint asserting a cause of action arising under the
         Securities Act of 1933 but is silent as to the Exchange Act. Non-Binding Organizational Documents Proposal 3C - Adoption of Supermajority Vote
Requirement to Amend, page 125

31. Please briefly describe Articles V, VI, VII, VIII and IX of the Proposed Charter here.
U.S. Federal Income Tax Considerations, page 144

32. We note your disclosure on page 6 that the Domestication is intended to qualify as a
         "reorganization" within in the meaning of Section 368(a) of the Code and your disclosure on page 96 that indicates that the Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code. You do not appear to discuss whether the
         Domestication and Merger will qualify as such in this section. Please revise or advise.
Information About Forge
Business Overview, page 167

33. Please clarify what you mean by your statement regarding a "defensible moat" on page
         167. In addition, we note your disclosure on page 168 that you have facilitated over
         19,000 trades in over 400 companies in 70 countries since your founding. Please disclose here, if true, that you were incorporated in 2012. Also, so that investors understand the importance of each of your four pillars, please disclose the percentage of revenue you earn from each.
34. Please revise to disclose the range of fees you charge for your services, including the factors that may impact the rates you charge. For example, we note that your website states that you typically charge a 5% commission for trades but that participants may pay a higher commission if the total dollar amount of the transaction is less than your minimum transaction amount of $100,000.
Forge's Differentiated Solutions
Forge Markets, page 171

35. Please disclose here your process for determining whether the transactions on your platform are exempt from registration pursuant to the Securities Act and that the trades are consistent with federal securities laws.
36. Please disclose whether you require a minimum transaction size. In addition, please disclose your data policies related to the transaction prices for securities. In this regard, we note your disclosure on page 38.
37. We note your disclosure on page 172 regarding the two main trade structures enabled through Forge Markets. Please provide us with a complete description of the materials terms and features of each structure, including the mechanics and documentation of the trades, the timing of settlement of the trades, the Securities Act exemption relied upon to
 Blythe Masters
FirstName LastNameBlythe  Masters
Motive Capital Corp
Comapany 3,
November  NameMotive
             2021      Capital Corp
November
Page 8    3, 2021 Page 8
FirstName LastName
         effect the trades, and how the trades are effected in light of share transfer restrictions
         (whether imposed by the issuer or arising under the federal securities laws). In addition, we note the disclosure regarding issuer approval. Please explain the role of the issuer in these trades, including whether such approval is required for all trades.
Forge Trust, page 174

38. Please disclose here whether you have insurance for the assets you custody, and describe where and how you custody such assets, including whether you use third-parties and the resulting risks if you do. In addition, we note that you intend to offer taxable custody accounts in 2022 and private share lending accounts. Please disclose the estimated costs associated with these new products as well as when you intend to offer the private share lending product. Also, on page 176, we note your disclosure in your Forge Data section that you plan to make significant investments in research and development, expand the breadth and depth of your sales coverage both in the U.S. and internationally, and seek partnership opportunities with key players in the private market ecosystem to unlock the value afforded by using data and analytics. Please quantify the investments you intend to make in research and development, identify your current sales coverage and plan of operation for the development of the products and services you intend to develop in this pillar, including a timeline and estimated costs as well as steps you have already taken to seek partnership opportunities.
39. Please describe your private share lending program and discuss how you will ensure that the lending program complies with the federal securities laws. Powerful Network Effect Afforded Through Our Four Pillars, page 179

40. We note your disclosure regarding your commercial partners Deutsche Borse, Wells
         Fargo, BNP Paribas, Certent, Astrella by AST, Temasek and Addepar. Please describe your relationship with each and, to the extent that you have partnership agreements with any, please describe the material terms of such partnerships and, if material to your business, file these as exhibits to your registration statement.
41. Please disclose the jurisdictions in which you currently operate and the specific jurisdictions in which you plan to expand-on-the-ground coverage and any resulting risks.
         In addition, we note your disclosure that plan to expand-on-the-ground coverage in Asia and that one of your offices is located in Hong Kong. To the extent that you have or intend to have operations in China, please consider Topic No. 10 of the Division of
         Corporation Finance's Disclosure Guidance as well as the July 30, 2021 Statement on
         Investor Protection Related to Recent Developments in China on our website and revise the registration statement accordingly.
The State of Regulation, page 183

42. Please revise this section to provide disclosure regarding the rules, regulations and laws of the foreign jurisdictions in which you operate and how such rules, regulations and laws
 Blythe Masters
FirstName LastNameBlythe  Masters
Motive Capital Corp
Comapany 3,
November  NameMotive
             2021      Capital Corp
November
Page 9    3, 2021 Page 9
FirstName LastName
         impact Forge's operations.
Forge's Management's Discussion and Analysis of Financial Condition and Results of Operations
Components of Results of Operations, page 192

43. We note disclosure on pages 196 and 200 that placement fees represent 85% and 57% of your total revenues for the six-months ended June 30, 2021 and fiscal year ended
         December 31, 2020, respectively. We also note your disclosure on page 190 that the type of client may influence your placement fee revenue and that the mix of clients in any given period will impact your overall take rate. Please revise to disclose, in a tabular format, placement fees earned and volume from institutions, individual investors, and private equity holders for each period presented and discuss any trends. Please refer to
         Item 303(a)(3) of Regulation S-K.
Results of Operations, page 195

44. We note disclosure of transaction-based expenses of $2.6 million and $3.9 million recorded as a reduction of revenues for the six-months ended June 30, 2021 and fiscal year ended December 31, 2020, respectively. We also note disclosure on page 193 that these expenses represent fees incurred to support placement activities. Noting you disclose on page F-49 that you act as a principal in recognizing revenues for your placement fees, please tell us why you are netting transaction-based expenses against revenues and provide any guidance you considered in your accounting determination.
          Please refer to ASC 606-10-55-36 thru 55-40.
Description of New Forge Capital Stock
Warrants, page 240

45. Please disclose the material terms of the Public Warrants and the Private Warrants of New
         Forge, including the exclusive forum provision of in Section 9.3 of the Warrant
         Agreement filed as Exhibit 4.1 to the registration statement. In addition, please include a risk factor addressing the risks associated with the exclusive forum provision. Also, please disclose the material terms of the Forward Purchase Units. Forge Global, Inc.
Note 12 - Share-Based Compensation
Nonrecourse Promissory Notes to Early Exercise Stock Options, page F-71

46. We note your disclosure here and on page F-76 that during fiscal years ended December
         31, 2020 and 2019, certain employees early exercised stock options in exchange for promissory notes, the transactions were accounted for as modifications, and the promissory notes were not recognized in their financial statements. Please tell us all the relevant facts and circumstances related to these transactions, more clearly explain how you accounted for them and provide any guidance considered in your accounting determination.
 Blythe Masters
Motive Capital Corp
November 3, 2021
Page 10

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact John Spitz at 202-551-3484 or Michael Volley at 202-551-3437 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Erin Purnell at 202-551-3454 with any other questions.



FirstName LastNameBlythe Masters                           Sincerely,
Comapany NameMotive Capital Corp
                                                           Division of
Corporation Finance
November 3, 2021 Page 10                                   Office of Finance
FirstName LastName